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WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

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File No. 82-4939

January 9, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory disclosure, filed on November 30, 2006, related to certain agreements with Macquarie Airports; and
- Regulatory disclosure, filed on December 1, 2006, related to a certain call option on Ferrovial Aeropuerto's stake in the company holding the rights to Bristol Airport.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery

File No. 82-4939

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports (MAp)[1] under which the parties granted each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. - a wholly-owned subsidiary of Ferrovial Infraestructuras – in the capital of the companies owning the rights over Sydney and Bristol airports. That agreement was notified to the Commission on that same date and published as Regulatory Disclosure 65285; since then, it has undergone a number of amendments, the most recent of which was disclosed on this day as Regulatory Disclosure no. 73310.

Exercise of the options was conditional upon acquisition, by the consortium formed to bid for 100% of the capital of BAA, of a controlling stake in the capital of BAA; that condition was met on 10 July 2006.

On this day, MEIF has exercised the call option on Ferrovial Aeropuertos' stake in the company owning the rights to Bristol Airport.The shares will foreseeably be transferred on 27 December 2006 at the agreed price of 105,854,890 pounds sterling (approximately 158 million euro), net of the distributions made between 29 March and the transfer date.

Madrid, 30 November 2006

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

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[1] The reciprocal options were initially granted by Ferrovial Aeropuertos and Macquarie Airports (MAp). On 27 July 2006, MAp announced that it had assigned its right under the Call option and its obligation under the Put option with regard to Ferrovial's 50% stake in Bristol airport to Macquarie European Infrastructure Fund (MEIF). MAp still holds the right arising from the call option and the obligation arising from the put option in connection with Ferrovial's stake in Sydney airport.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Supplementary to Regulatory Disclosure 73373 made by Ferrovial to the Commission yesterday in connection with the exercise by MEIF of its call option on Ferrovial Aeropuertos' stake in the company holding the rights to Bristol Airport, Grupo Ferrovial hereby discloses that its net capital gain on that transaction is approximately 145 million euro.

Madrid, 1 December 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.